Laura E. Flores
Partner
+1.202.373.6101
laura.flores@morganlewis.com

VIA EDGAR

June 16, 2017

Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street NE
Washington, DC 20549

Re:	Rydex ETF Trust – Post Effective No. 45 (File Nos. 333-101625 and 811-21261)

Dear Mr. Grzeskiewicz:
This letter responds to comments conveyed to us on April 27, 2017 relating to the Rydex ETF Trust (the “Registrant”) Post-Effective Amendment No. 45 (“PEA No. 45”) filed on March 10, 2017. The purpose of PEA No. 45 was to introduce the Guggenheim Multi-Factor Large Cap ETF as a new series of the Registrant. For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectus (the “Prospectus”) and Statement of Additional Information (the “SAI”) included in PEA No. 45.

Prospectus Comments:

1.	Comment. Please confirm the Fund is subject to a unitary fee arrangement.
Response. The Registrant confirms the Fund is subject to a unitary fee arrangement. The details of the arrangement are disclosed in the Prospectus under the headings “Management of the Fund–Investment Advisor.”

2.	Comment. Under “Principal Investment Strategies,” please describe the meaning of “multi-factor.”
Response. We have revised the Fund’s “Principal Investment Strategies” discussion in an effort to address the Staff’s request.

3.	Comment. Please confirm the Fund’s Principal Risk disclosure adequately addresses the risks associated with the factors.
Response. We have augmented the Fund’s Principal Risks disclosure as suggested.

Mr. Grzeskiewicz
June 16, 2017

4.
Comment. Please add risk disclosure related to the Fund’s investment in derivatives, and confirm that the Fund’s disclosure regarding its use of derivatives is consistent with the guidance set forth in Mr. Barry Miller’s letter to the Investment Company Institute, dated July 30, 2010, regarding derivatives-related disclosures for investment companies.

Response. The Registrant has confirmed that it does not anticipate investing in derivatives to any significant extent, if at all. Therefore, we have not added derivatives risk disclosure as requested, and believe the Fund’s disclosure regarding its use of derivatives is consistent with the guidance set forth in Mr. Barry Miller’s letter to the Investment Company Institute, dated July 30, 2010, regarding derivatives-related disclosures for investment companies.

5.	Comment. Please add risk disclosure related to the Fund’s equal weighting strategy.
Response. We respectfully decline to add the requested disclosure because we do not believe there are risks unique to an equal-weighted index based on the S&P 500, such as the Underlying Index, in comparison to a capitalization-weighted index based on the S&P 500. We note, however, that the Prospectus includes “Underlying Index Risk” disclosure.

6.	Comment. Please confirm in your response letter that the Fund will rely on the Trust’s existing exemptive orders, and will not require an amendment to an existing order or a new exemptive order.
Response. The Registrant confirms that the Fund will rely on an existing exemptive order, and does not require an amendment to the existing order or a new exemptive order.

7.	Comment. Please provide the Staff with the Underlying Index’s index methodology.
Response. We will provide the Underlying Index’s index methodology under separate cover.

8.	Comment. Under “More Information About the Underlying Index,” please disclose how the Underlying Index incorporates the identified factors in its methodology.
Response. We respectfully decline to add the requested disclosure because we believe the existing disclosure under “More Information About the Underlying Index–Index Methodology” explains how the Underlying Index incorporates the identified factors in its methodology. For example, the existing disclosure states “[t]he Underlying Index security selection process employs a Multi-Factor Composite Score, a proprietary rules-based methodology which seeks to identify component securities with attractive exposures to fundamental (value, growth and quality) and non-fundamental (momentum, short interest, volatility and liquidity) factors.”

9.	Comment. Please file the Fund’s sub-licensing agreement related to its use of the Underlying Index as an exhibit to the Fund’s registration statement.

Mr. Grzeskiewicz
June 16, 2017

Response. We will file the Fund’s sub-licensing agreement related to its use of the Underlying Index as an exhibit to the Fund’s registration statement.

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc: Amy J. Lee, Esq.
W. John McGuire, Esq.